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                                                                       EXHIBIT 2

NEWS RELEASE                                [NORTHGATE EXPLORATION LIMITED LOGO]

NORTHGATE EXPLORATION LIMITED
Stock Symbol: NGX
Exchange Codes: TSX
Website:  www.northgateexploration.ca


                          NORTHGATE EXPLORATION LIMITED
                       AGREE TO OPTION PRAXIS CLAIM GROUP
                          FROM PRAXIS GOLDFIELDS INC.


VANCOUVER, AUGUST 15, 2002 - Northgate Exploration Limited and Praxis Goldfields Inc. (Praxis) are pleased to announce that they have signed an agreement to enter into an Option Agreement providing for Northgate to earn a majority interest in Praxis' claim group located in the Stewart Mining Camp in Northwestern British Columbia, Canada.

The agreement provides for Northgate to earn a 51% interest in the properties by incurring exploration expenditures of $3,300,000 over a period of four years. Upon exercise of the Option, the parties will enter into a joint venture. If Praxis does not elect to participate in the joint venture, or fails to meet its share of planned expenditures, its interest will revert to a 2% Net Smelter Return, one-half of which may be purchased by Northgate for $2,000,000.

The Praxis Project is located in the historic Stewart Mining Camp, consisting of 325 Praxis mineral claim units plus 70 optioned contiguous Brown and Ark mineral claims. Together, they cover an area of 75 square kilometers adjacent to tidewater on the west side of the property. Elevations range from sea level to 2000 metres on the claims. No exploration work prior to 2000 has been documented on the Praxis claims. Government agencies have completed regional scale mapping and stream sediment surveys in the district. The claims represent a classic volcanic associated massive sulphide depositional environment and are hosted in the Salmon River formation which hosts Eskay Creek and the historical Anyox/Maple deposits. Systematic geochemical, geophysical and geological surveys completed in 2000 and 2001 by Praxis Goldfields have identified several high priority exploration targets which will be the focus of a Phase I diamond drill program consisting of some 3000 metres of drilling in several holes schedules for the 2002 field season.

Ken Stowe, President and C.E.O. of Northgate commented: "The Praxis Project fits our regional exploration strategy of targeting attractive properties in northern British Columbia. We expect to complete Phase I drilling on the Praxis claims by the end of October 2002."


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ABOUT NORTHGATE:
Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North Project where a significant exploration discovery was made in 2001. Significant growth potential exists at Kemess North, which contains an inferred resource of 5.7 million ounces of gold. A $5 million 34,000 metres diamond drilling program commenced in early June.


ABOUT PRAXIS:
Praxis is a Canadian-based private mineral exploration company with two primary claim groups: The Praxis Project and the Iuxta Project in the Exstall Mining Camp comprising base and precious metal exploration properties in Northwestern British Columbia. The management team is focused on identifying and implementing strategies to increase the value of the Company's mineral properties through cost effective and responsible development.



FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Terry A. Lyons
C.E.O.
Northgate Exploration Limited                   604-669-3141


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